UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-13818
POPULAR, INC. U.S.A 401(K) SAVINGS AND INVESTMENT PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUÑOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. 401(k)
Savings & Investment Plan
Financial Statements and
Supplemental Schedule
December 31, 2009 and 2008

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Index
December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-13
Supplemental Schedule:*
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14

*	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as not applicable or not required.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
New York, NY
June 23, 2010

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	December 31,
(in U.S. dollars)	2009	2008
Assets
Investments, at fair value (see Note 5)	$73,206,117	$83,290,673

Receivables:
Employer’s contribution	—	513
Participants’ contributions	989	1,142

Total receivables	989	1,655
Total assets	73,207,106	83,292,328

Liabilities
Refundable excess contribution	33,458	—

Total liabilities	33,458	—

Net assets available for benefits at fair value	73,173,648	83,292,328

Adjustment from fair value to contract value for fully benefit -responsive investment contracts	878,377	1,114,579

Net assets available for benefits	$74,052,025	$84,406,907

The accompanying notes are an integral part of these financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

(in U.S. dollars)
Additions (deductions) to net assets attributed to:
Investments income
Net appreciation in fair value of investments (See Note 5)	$2,548,044
Dividends	703,803
Interest income, investments	639,776
Interest income, participant’s loans	137,034

Total investment gain	4,028,657

Contributions:
Participant	5,235,746
Rollovers from external sources	110,687
Employer	826,508
Transfers in — other plans	488

Total contributions	6,173,429

Total additions attributed to investments and contributions	10,202,086

Deductions from net assets attributed to:
Benefits paid to participants	20,404,111
Refundable contribution	33,458
Administrative expenses	119,399

Total deductions	20,556,968

Net decrease in Net Assets	(10,354,882)

Net assets available for plan benefits:
Beginning of year	$84,406,907

End of year	$74,052,025

The accompanying notes are an integral part of these financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 1.	Description of the Plan

The following brief description of the Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) provides only general information. Popular, Inc. (the “Corporation”) is the “Plan Sponsor”. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is effective as of March 1, 1997.

General

The Plan is a defined contribution plan covering any United States (excluding Puerto Rico), United States Virgin Islands and British Virgin Islands employee of the Plan Sponsor who have completed 30 days of service. The Plan consisted of four contracts, referred to as “Employee Group”, covering employees of the Plan Sponsor and Adopting Employers consisting of the following entities and their subsidiaries: Popular Financial Holdings, Inc., Banco Popular North America (“BPNA”), EVERTEC, Inc. and Banco Popular de Puerto Rico. The four contracts were consolidated into one contract effective April 1, 2008. The Principal Financial Group (PFG) is the record keeper for the Plan and Principal Trust Company, a subsidiary of PFG, is the trustee.

On December 19, 2007, the Board adopted a resolution to align the differences in the Plan provisions of the four contracts in order to combine them into one contract. Previously, the four contracts had different plan provisions related to employer matching contributions, automatic enrollment rate and definition of part time service. The changes mentioned in the resolution were effective January 1, 2008. The contract consolidation date was effective April 1, 2008.

Effective January 1, 2008, the Plan modified the definition “Compensation” as follows: Except as provided herein, Compensation for a specified period is the Compensation actually paid or made available (or if earlier, includible in gross income) during such period.

The Plan is subject to the provisions of ERISA.

Eligibility and vesting

Full time employees are eligible to participate in the Plan on the first day of the month, following 30 days of service. Part time employees are eligible to participate in the Plan on January 1 or July 1 after one year of service. Newly hired employees are automatically enrolled in the Plan and are subject to have 4% of eligible compensation contributed to the Plan on a before-tax basis unless they make a different contribution election or elect not to make a contribution. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Employer’s matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:

Years of credit service	Vesting percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Plan currently offers 17 investment options for participants that include mutual funds and separate pooled accounts in addition to common stock in Popular, Inc.

Contributions

Each year, employees may contribute a percentage of their annual compensation up to a maximum of $16,500 based on IRS limitations, as defined in the Plan. Participants direct the investment of Plan contributions into various investment options offered by the Plan.

The Plan Sponsor contributed a matching percentage for each elective deferral contribution made by an employee up to 4% of annual compensation.

Effective March 2009, the Corporation’s matching contribution to the Savings and Investment Plan (401 (k)) was suspended. The employees were able to continue to make contributions to the Plan and receive the tax benefit, but the Corporation did not make its customary matching contribution.

Participants who are at least age 50 as of the last day of the Plan year and make the maximum Employee Contributions permitted by the Plan shall be entitled to make additional contributions (“Catch-Up Contributions”) on a before-tax basis up to a maximum of $5,500.

Participant loans

Participants may borrow against their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) participant loans. Loan terms range from one to five years or longer if used to acquire a principal residence. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 4% to 11%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Distributions

Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one single sum.

Plan termination

Although it has not expressed any intent to do so, the sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.
Note 2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Valuation of investments

Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Popular, Inc. Common Stock is valued at its quoted market price. Non-registered pooled separate accounts managed by Principal Life Insurance Company (“PLIC”) are valued daily based on the market value of the underlying assets in each separate account. The Plan’s interest in the single group annuity contract is valued based on information reported by the issuing insurance company.

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provide the framework for measuring fair value. ASC 820 established three levels of inputs that may be used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds

Valued at quoted market prices which represent the net asset value of shares held by Plan at the year-end.

Pooled Separate Accounts

Valued daily based on the market value of the underlying assets in each separate account.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Common Stock

Common stocks are valued at the closing price reported in the active market in which the individual securities are traded.

Single Group Annuity

Valued at fair value based on information reported by the issuer.

Participant Loans

Valued at the total of participant loan balances, plus applicable accrued interest, less loans deemed uncollectible, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.
Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds
Large Growth Fund	$3,979,863	—	—	$3,979,863
Large Value Fund	4,162,291	—	—	4,162,291
Mid Cap Growth Fund	2,887,421	—	—	2,887,421
Mid Cap Value Fund	1,553,865	—	—	1,553,865
Small Blend Fund	2,018,577	—	—	2,018,577
Fixed Income Fund	7,501,780	—	—	7,501,780

Total mutual funds	22,103,797	—	—	22,103,797

Pooled Separate Accounts	—	25,720,901	1,944,881	27,665,782
Popular, Inc. Common Stock	4,732,825	—	—	4,732,825
Annuity contract with insurance company	—	—	16,689,163	16,689,163
Participant Loans	—	—	2,014,550	2,014,550

Total assets at fair value	$26,836,622	$25,720,901	$20,648,594	$73,206,117

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$22,910,306	—	—	$22,910,306
Pooled Separate Accounts	—	$23,474,734	$2,763,839	26,238,573
Popular, Inc. Common Stock	10,105,934	—	—	10,105,934
Annuity contract with insurance company	—	—	21,177,003	21,177,003
Participant Loans	—	—	2,858,857	2,858,857

Total assets at fair value	$33,016,240	$23,474,734	$26,799,699	$83,290,673

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.
Level 3 Assets Year Ended December 31, 2009

	Annuity Contracts	Separate Account	Participant Loans

Balance, beginning of year	$21,177,003	$2,763,839	$2,858,857
Unrealized gains/(losses) relating to instruments still held at the reporting date	236,202	(895,019)	—
Interest Credited	639,776	—	—
Purchases, sales, issuance and settlements (net)	(5,363,818)	76,061	(844,307)

Balance, end of year	$16,689,163	$1,944,881	$2,014,550

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Investment income

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation or depreciation in the fair value of investments is a combination of net realized gains (losses) and the unrealized appreciation (depreciation) on the market value of investments remaining in the Plan in 2009. The weighted average cost basis is used when computing realized gain or loss. Dividends are recorded on the ex-dividend date.
Administrative expenses

Legal and other administrative expenses except for loan fees are paid by the Plan Sponsor and, accordingly, have not been reflected in the Plan’s financial statements. Fees imposed to administer loans are used to reduce the participants’ accounts.

Payment of benefits

Benefits are recorded when paid.

Forfeited accounts

Forfeitures of nonvested accounts that result because of terminations or withdrawals are usually used to reduce contributions otherwise due from the Plan Sponsor. However, since employer contributions were suspended on March 20, 2009, forfeitures were used to reduce Plan expenses. At December 31, 2009, forfeited non-vested accounts totaled $326,517 and were included in the Plan’s assets. At December 31, 2008, forfeited non-vested accounts totaled $1,106,965. During 2009, forfeitures were used to restore those employees’ accounts affected by a partial Plan termination in the amount of $1,104,969 and to pay Plan expenses of $21,411. During 2008, forfeitures applied to reduce employer contributions totaled $257,783.

Refundable contributions

Refundable contributions totaled $33,458 at December 31, 2009. These excess contributions arose as a result of failing non-discrimination tests which are prepared in accordance with the Internal Revenue Service Regulations. During 2010, the refundable contributions were returned to the affected employees. There were no refundable contributions for 2008 as the Plan passed the non-discrimination tests.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.
Note 3.	Recent Accounting Pronouncements

In June 2009, the FASB issued FASB ASC 105-10, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles”, (formerly Statement of Financial Accounting Standards (“SFAS”) No.168). FASB ASC 105-10 replaces SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP. The Codification became the exclusive authoritative reference at September 30, 2009. Updates to the Codification Standards are issued as Accounting Standard Updates (“ASU”s) by the FASB. In these financial statements, a dual presentation of the Codification and the former reference has been adopted. The adoption of the Codification does not impact the Plan’s financial statements except for references made to authoritative accounting literature in the footnotes.

Note 4.	Investment Contract with Insurance Company

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a single group annuity contract with a fixed rate of interest. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the annuity contract as well as the adjustment of the fully benefit responsive investment in the annuity contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
The Plan offered the Principal Fixed Income Option 401a Option (PFIO) as a stable value investment option available to Plan participants. PFIO is a benefit-responsive group annuity contract issued by Principal Life Insurance Company (PLIC). The methodology for calculating the interest crediting rate is defined in the contract under the term “Composite Crediting Rate.” The Composite Crediting Rate is determined by solving for the rate that, when used to accrue interest from the first day of such Deposit Period to the end of such Deposit Period, including expected Net Cash Flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest 5 basis points:
(a)	The aggregate of the values of each Guaranteed Interest Fund for which the Deposit Period have closed. This value will be determined by accumulating the value immediately prior to the first day of the Deposit Period for which the Composite Crediting Rate is determined, with interest at the effective annual Guaranteed Interest Rate for each such Guaranteed Interest Fund for the Deposit Period.
(b)	The expected value of any Guaranteed Interest Fund for which the Deposit Period has not closed. This value will be determined based on expected Net Cash Flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

(c)	The expected value of any Guaranteed Interest Fund for the Deposit Period the Composite Crediting Rate is being determined. This value will be determined based on expected Net Cash flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.
Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. There was no minimum crediting rate. Changes in future interest crediting rates will not effect the amount reported on the statement of net assets available for benefits representing the adjustment for the portion of net assets attributable to fully benefit responsive investment contracts from fair value to contract value.

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a Stable Value fund. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

	Rate
Time Period	2008	2009

January 1- June 30	3.15%	3.50%

July 1 - December 31	3.50%	3.15%

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
By definition, the PFIO group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant Guaranteed Interest Fund. Interest is credited to the Guaranteed Interest Fund on a daily basis from the date deposits are accepted until paid, transferred or applied in full. Fees may be paid in one of the following three ways:
•	By being netted from the effective annual interest rate;

•	By being paid separately by the Plan sponsors; or

•	By being deducted from the Guaranteed Interest Fund.
Benefit Payments are deducted from the value of the Guaranteed Interest Funds, to the extent that the Composite Value is sufficient to make such payments. Payments and transfers are made in full within 3 business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financials instruments, up to an additional 30 days may be required to make such payments or transfers.

If the Plan sponsor wishes to terminate the Plan’s interest, the value of the Plan’s interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve (12) month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee. In addition, the Plan’s contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and Plan Sponsor and there are no Guaranteed Interest Funds with a value greater than zero.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 5. Investments Held
Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan’s net assets at the end of the year are noted with an asterisk (*).

	December 31, 2009			December 31, 2008
	Shares/Unit	Fair Value		Shares/Unit	Fair Value
PIMCO Total Return ADM Fund	694,609	$7,501,780	*	777,099	$7,879,788	*
Fidelity Adv Small CAP Fund	94,326	2,018,576		130,677	2,191,456
Capital R and M AM FDS Growth Fund	147,786	3,979,864	*	180,026	3,636,516
MFS Value R2 Fund	201,857	4,162,291	*	277,919	4,841,357	*
Columbia Mid Cap Value R Fund	140,367	1,553,865		176,116	1,486,418
Munder MidCap Core Growth R Fund	130,712	2,887,421		171,936	2,874,771
Principal Lifetime 2010 SEP Account	139,070	1,819,289		148,545	1,564,215
Principal Lifetime 2020 SEP Account	461,341	6,192,559	*	507,491	5,375,292	*
Principal Lifetime 2030 SEP Account	160,352	2,123,307		169,584	1,753,016
Principal Lifetime 2040 SEP Account	115,434	1,489,897		138,615	1,389,816
Principal Lifetime 2050 SEP Account	217,055	2,751,342		270,075	2,653,190
Principal Lifetime STR INC SEP Account	32,853	423,820		25,083	274,563
Principal Small Company Value SEP Account	37,857	1,185,940		49,079	1,380,397
Principal Large Cap Stock Index SEP Account	112,647	5,241,701	*	125,694	4,632,732	*
Principal Diversified International SEP Account	97,318	4,493,046	*	122,494	4,451,513	*
Principal US Property SEP Account	5,126	1,944,881		4,963	2,763,839
Principal Fixed Income 401(A)/(K)	1,173,095	16,689,163	*	1,538,019	21,177,003	*

Popular, Inc. Common Stock	2,094,170	4,732,825	*	1,958,514	10,105,934	*

		71,191,567			80,431,816
Participant Loans		2,014,550			2,858,857

		$73,206,117			$83,290,673

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,548,044 as follows:

Mutual funds and pooled separate accounts	$8,158,815
Common stock	(5,610,771)

$2,548,044

The net appreciation in fair value of investments includes the adjustment from fair value to contract value for fully benefit responsive investment contract of $236,202.
Note 6. Income Taxes
The Popular, Inc. U.S.A. 401(k) Savings & Investment Plan received a favorable determination letter from the Internal Revenue Service, dated January 31, 2008, indicating that it qualified under Section 401(a) of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 7. Related Party Transactions
Certain Plan investments are shares of mutual funds and pooled separate accounts managed by Principal Investments. Principal Investments is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invested in common stock and cash of its sponsor, Popular, Inc. In addition, the Plan Sponsor pays certain costs on behalf of the Plan. Fees paid by the Plan Sponsor for administrative services amounted to $21,411 for the year ended December 31, 2009.
Note 8. Prohibited Transactions
During the year 2005, Popular, Inc. announced a special rights offering (“the rights offering”) pursuant to which each holder of record of its common stock (“Popular Stock”) on November 7, 2005 (the “Record Date”) received one (1) non-transferable right for each twenty-six (26) shares of Popular Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Popular Stock at a discount from market value. The deadline for exercising the Rights was December 19, 2005.
Since the Plan was the holder of record of Popular Stock on the Record Date, the grant of a Right to the Plan was a grant of an “employer security” under Section 407 (d) (1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In addition, since the Rights were not “qualifying employer securities” under ERISA Section 407 (d) (5), the grant of the Rights to the Plan would violate ERISA Section 406 (a) (1) (E) and Section 407 (a) (1) unless an exemption is issued.
The Plan was involved in the transaction because Popular, Inc. treated all holders of Popular Stock in a similar manner with respect to the Rights. In addition, as a holder of Popular Stock, the Plan was entitled to any rights available to the other holders of Popular Stock. Popular, Inc. has filed a petition requesting that the United States Department of Labor (the “DOL”) issue a prohibited transaction individual exemption (the “Exemption Petition”) under the authority granted pursuant to Section 408 (e) of ERISA which would apply to the Plan. The exemption was approved on December 23, 2008.
Note 9. Partial Termination of the Plan
In 2007 and 2008, several of the Plan’s employers carried out a series of independent terminations of certain employee groups. Although each instance did not constitute a partial termination of the Plan, the Plan Administrator determined that all of those terminations combined constituted a partial termination of the Plan. Some of the forfeitures of employer contributions resulting from these terminations were used to reduce employer contribution to the Plan. However, since these terminations in combination, were considered a partial Plan termination, unvested funds of the affected terminated employees should have immediately vested to the employee and not been forfeited. During 2008 the Plan Administrator identified those employees affected by the partial Plan termination and determined the amount of forfeited contributions, plus earnings, to be returned to these former employees. The total impact of the partial termination of the Plan was $1.2 million which $864,000 was funded by the forfeiture accounts. On December 18, 2008 the Plan sponsor funded $349,702 to the Plan to make up the shortfall between the forfeiture account balance and the total cost. These forfeitures were restored to the participant accounts in February 2009.

Exhibit I
Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of Issue	(c ) Description of investment	(d) cost **	(e) Current Value
	PIMCO Total Return ADM Fund	mutual fund		$7,501,780
	Fidelity Adv Small CAP Fund	mutual fund		2,018,576
	Capital R and M AM FDS Growth Fund	mutual fund		3,979,864
	MFS Value R2 Fund	mutual fund		4,162,291
	Columbia Mid Cap Value R Fund	mutual fund		1,553,865
	Munder MidCap Core Growth R Fund	mutual fund		2,887,421
*	Principal Lifetime 2010 SEP Account	pooled separate account		1,819,289
*	Principal Lifetime 2020 SEP Account	pooled separate account		6,192,559
*	Principal Lifetime 2030 SEP Account	pooled separate account		2,123,307
*	Principal Lifetime 2040 SEP Account	pooled separate account		1,489,897
*	Principal Lifetime 2050 SEP Account	pooled separate account		2,751,342
*	Principal Lifetime STR INC SEP Account	pooled separate account		423,820
*	Principal Small Cap Value SEP Account	pooled separate account		1,185,940
*	Principal Large Cap Stock Index SEP Account	pooled separate account		5,241,701
*	Principal Diversified International SEP Account	pooled separate account		4,493,046
*	Principal US Property SEP Account	pooled separate account		1,944,881
*	Principal Fixed Income 401(A)/(K)	insurance contract		16,689,163
*	Popular, Inc. Common Stock	common stock		4,732,825
*	Participant Loans (Interest rates range between 4% and 11%)			2,014,550

	Total			$73,206,117

*	Party in interest to the Plan.

**	Cost information is not required for participant directed funds.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A 401(K) SAVINGS & INVESTMENT PLAN (Registrant)

Date: June 29, 2010	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón
Authorized Representative